
January 13, 2015

Via E-mail
Joseph C. Magnacca
Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, Texas 76102

      Re: **RadioShack Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 4, 2014
              File No. 1-5571

Dear Mr. Magnacca :

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief

cc: William R. Russum, Vice President and Controller
cc: Joel Tiede, General Counsel